David Lubin & Associates

92 Washington Avenue

Cedarhurst, NY 11516

Telephone: (516) 569-9629

Facsimile: (516) 569-5053

September 27, 2005

Securities and Exchange Commission

Division of Corporate Finance

Station Place

100 F St. NE, Washington DC 20549

Attention: Josh Forgione, Staff Accountant

Re:	Knowledge Transfer Systems, Inc.

Form 10-KSB for the year ended December 31, 2004

Filed April 13, 2005

Form 10-QSB for the quarter ended March 31, 2005

Filed May 24, 2005

File No. 000-28417

Ladies and Gentlemen:

On behalf of Knowledge Transfer Systems, Inc. (the “Company”), we hereby file this letter in response to the comments of the Securities and Exchange Commission (the “Commission”), dated June 21, 2005 (the “Comment Letter”), with reference to the Company’s Form 10-KSB for the year ended December 31, 2004, and Form 10-QSB for the quarter ended March 31, 2005, file number 0-28417.

1.

We read your response to comment 1. Quoted Market prices, if available, is the best evidence of fair value and should be used as the basis for measuring the fair value or your common stock. This includes quoted market prices in a dealer market such as the over-the-counter market. Based on the information provided in your response to comment 1 of our comment letters dated May 3, 2005 and May 25, 2005, you do not appear to have a reasonable basis to determine that the fair value of consideration received is more reliably measurable than the fair value of stock issued. Accordingly, please revise your financial statements to reflect the fair value of your common stock or tell us how your accounting is in accordance with SFAS 123 and EITF 96-18.

Response:

In accordance with the Commission’s comment, the Company will report the stock issued with a fair value equal to the quoted market price of $.0065 ($14,906) on May 21, 2004 (the date of the original Share Purchase Agreement). The Company will record the $12,613 in additional expenses in its next filing since the Company feels that it immaterial to its previous filings and that the cost and expense to prepare and file amended filings is not justifiable. In its next filing the Company will explain the reason for the change in additional expenses from $14,906 to $12,613.

2.

We refer you to your disclosure in Note 5 – Notes Payable on page 9 of your Form 10-QSB filed on May 24, 2005. We note that your promissory note carries a conversion option to convert the principal balance of $600,000 at the rate of $0.075 per share. Since the conversion terms appear to result in a positive intrinsic value when compared to the market price of your common stock, please advise us how you will account for this beneficial conversion feature in accordance with EITF 00-27. Refer also to footnote 3 of EITF 98-5.

Response:

The Company accounted for the beneficial conversion in accordance with EITF 00-27 and EITF 98-5. The intrinsic value has been calculated as of April 4, 2005, the effective date of the note, using the closing market price of $0.25 for an intrinsic value of $0.175 per share limited in accordance with paragraph 6, EITF 98-5 to a maximum of $600,000. In the second quarter financial statements the Company recorded interest expense and additional paid in capital equal to $600,000 in connection with the beneficial conversion feature of this note payable, as requested by the Commission. The Company also included the required disclosures in the footnotes in connection with the same.

The Company respectfully submits via EDGAR the foregoing responses to the Commission as requested by the Commission. Please note that we are also submitting via facsimile a copy of this letter in order to help expedite your review process.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin
David Lubin

Cc: Shmuel Shneibalg